

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

Via E-mail
Mr. Bayard de Paoli Gontijo
Chief Financial Officer
OI S.A.
Rua Humberto de Campos, 425
8° andar
Leblon, Rio de Janeiro, RJ, Brazil 22430-190

> **Re:** **OI S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **Response dated November 4, 2013**
> **File No. 001-15256**

Dear Mr. de Paoli Gontijo:

   We have reviewed your response letter dated November 4, 2013 and your filing and have the following comment. As noted in our letter dated May 9, 2013, we have limited our review to the issue we have addressed in our comment.

Form 20-F for Fiscal Year Ended December 31, 2012

Note 1 – General Information
Corporate Reorganization of the Oi Group undertaken in February 2012, page F-17

1.   We note your response to comment 1. We may have comments after we review the amendment to be filed no later than November 29, 2013.

   You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                             Sincerely,

                                             /s/ Robert S. Littlepage for

                                             Larry Spirgel
                                             Assistant Director